

December 24, 2013

Mr. Paul Zeller
Chief Financial Officer
Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128

> **Re:** **Imation Corp.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 1-14310**

Dear Mr. Zeller:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 49

1.   We note your disclosure on page 26 of your Form 10-Q for the quarterly period ended September 30, 2013 where you state that your storage and security solution business includes services and software for backup archiving as well as software solutions. Please expand your revenue recognition policy to discuss your accounting for software and service revenue.

Note 4 – Acquisitions, page 51

2.   Please disclose supplemental pro forma information as if the Nexsan acquisition had occurred as of the beginning of the annual reporting periods presented. Refer to ASC 805-10-50-2.

Note 6 – Intangible Assets and Goodwill, page 56

Intangible Assets, page 57

3.   We note your disclosure that certain asset groups exceeded the undiscounted cash flows expected to be generated by the asset group and that for these asset groups you recorded an impairment charge of $260.5 million. Given the significance of this impairment, please expand your disclosure to specifically discuss the asset groups and intangible assets that were impaired. For each asset group impaired discuss specific factors that caused a change in assumptions, such as estimated cash flows.

4.   In addition we note your disclosure on page 58-59 which states, "During the second and third quarters of 2012, we adjusted our internal financial forecast for our America-Mobility Security reporting unit due to changes in the timing of expected cash flows and lower than expected short-term revenues and gross margins. As we considered these factors to be an event that warranted an interim test as to whether the goodwill was impaired we performed an impairment test as of each of these periods" In this regard, tell us how you considered interim impairment testing for your intangible assets other than goodwill prior to the fourth quarter of 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director